SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 14 April 2005

Please find enclosed a press release regarding the successful issue of convertible bonds by Air France.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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Information

Not for distribution in Canada or Japan

14 April 2005

AIR FRANCE SUCCESSFULLY ISSUES €402.5 MILLION BONDS DUE 2020

CONVERTIBLE AND/OR EXCHANGEABLE INTO AIR FRANCE-KLM SHARES

(OCEANEs) ON THE CAPITAL MARKETS

Air France launched today an issue of bonds due April 1, 2020 convertible into and/or exchangeable for new and/or existing shares of Air France-KLM, (OCEANE) with a principal amount of €402.5 following the exercise in full by Air France of its increase option. This issue size may be increased to a maximum of €450 million in the event that the over-allotment option granted to the Managers is exercised in full. This offering is primarily intended to allow Air France to optimize its funding costs and extend the average maturity of its debt. The proceeds of the issuance will be allocated to the financing of Air France’s investment plan (new aircraft and ground investments).

The Air France bonds will give the right to delivery of new or existing Air France-KLM shares, on a one-share-to-one-bond basis.

The principal amount per bond was set at €20.50, representing an issuance premium of 50.80% over the weighted average share price of €13.594 used for this transaction.

The bonds will bear interest at an annual rate of 2.75% and will be reimbursed at par, i.e., €20.5 per bond. The bonds will be redeemable in full on April 1, 2020, with possible early redemption at the option of either the bondholders or Air France under certain limited circumstances. The yield to maturity of the bonds will be equal to 2.75% at the settlement date of the bonds.

Application has been made to list the bonds on the Eurolist market of Euronext Paris. Application has been made to admit the bonds to the operations of Euroclear France, Euroclear Bank S.A./N.V., and Clearstream Banking, société anonyme, Luxembourg. Air France-KLM shares delivered following the exercise of the conversion/exchange rights of the bonds are or will be listed on the Eurolist market of Euronext Paris (Compartment A). Air France-KLM shares are also listed on the Euronext Amsterdam market and on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS).

The securities offered will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 15, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations